UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-24923
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONEXANT SYSTEMS, INC.
4000 MACARTHUR BLVD
NEWPORT BEACH, CALIFORNIA 92660-3095

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4—10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2007	12

NOTE:  Other schedules required by Section 2520.103-10 the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	13

EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Conexant Systems, Inc. Retirement Savings Plan
Newport Beach, California
We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statement and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.
/s/ McKENNON, WILSON & MORGAN, LLP
Irvine, California

June 30, 2008

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments—at fair value (Note 3):
Cash and cash equivalents	$248,194	$223,919
Conexant common stock fund	7,650,767	17,106,376
Skyworks common stock fund	3,883,200	4,105,373
Mindspeed common stock fund	1,250,174	2,472,495
Shares of mutual funds	186,618,706	177,233,355
Interest in collective trust	15,411,580	18,626,557
Participant loans receivable	1,166,147	1,235,507

Total investments	216,228,768	221,003,582

Cash and cash equivalents — non-interest bearing	—	1,000
Receivable for securities sold and other	31,384	6,085

Total assets	216,260,152	221,010,667

LIABILITIES—Payable for excess contributions and other	144,911	11,149

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	216,115,241	220,999,518

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	167,486	187,210

NET ASSETS AVAILABLE FOR BENEFITS	$216,282,727	$221,186,728

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(4,432,502)	$8,920,721
Interest and dividends	12,081,145	12,239,657

Total investment income	7,648,643	21,160,378

Contributions:
Participant	11,533,423	12,131,166
Employer	3,694,437	4,330,420
Rollover	646,910	1,399,156

Total contributions	15,874,770	17,860,742

Total additions	23,523,413	39,021,120

DEDUCTIONS:
Benefits paid and other distributions to participants	(28,421,477)	(29,846,347)
Administrative fees and other deductions	(5,937)	(9,360)

Total deductions	(28,427,414)	(29,855,707)

NET (DECREASE) INCREASE	(4,904,001)	9,165,413

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	221,186,728	212,021,315

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$216,282,727	$221,186,728

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2007, the Plan had 3,379 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the trust agreement between Conexant Systems, Inc. Trust (the “Trust”) and Fidelity. All of the Plan’s assets are kept in the Trust. As of December 31, 2007 and 2006, the Plan owned 100%, of the total net assets available for benefits in the Trust. Net assets of the Trust and Plan-specific expenses are allocated to the Plan based on specific identification. Net investment income, gains and losses, and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Effective April 2006, the Plan was amended to provide for employees to contribute up to 35% of base compensation through payroll deductions on a pre-tax, post-tax, or combination basis, up to the annual maximum pre-tax dollar limit established by the IRS ($15,500 and $15,000 for the 2007 and 2006 plan years, respectively). Prior to April 2006, the Plan provided for employees to contribute up to 17% of base compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 28 mutual funds, an interest in a collective trust, the Conexant Stock Fund, Skyworks Stock Fund, and the Mindspeed Stock Fund as investment options for participants.

The Company has a fixed matching contribution and a discretionary profit-sharing contribution. The discretionary profit-sharing contribution is to be determined by the Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant’s compensation.

The Company matches 66.66% on the first 6% of eligible contributions made to the Plan in cash and contributions are allocated based on participant investment elections in effect at the time of the Company matching contribution.

Rollovers—Participants may at any time elect to rollover amounts from other qualified plans, individual retirement accounts, tax-deferred annuities, or Code Section 457 governmental plans.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants. Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds into one or more of the other investment funds except for funds for which contributions are no longer allowed.

Vesting—The Company matching contributions and related earnings thereon will vest as follows: 40% after two years of service, 70% after three years of service, and 100% after four years of service, or in the event of death, disability, or the attainment of age 60.

Payment of Benefits—Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Balances may be kept in the Plan, in any of the Plan’s investment options, if the participant balance is greater than $1,000. Upon retirement, a participant may elect to receive a lump-sum amount or 10 or fewer annual installments equal to the value of his or her account.

Forfeited Accounts— Forfeitures are used to reduce future employer contributions and/or administrative expenses. Certain forfeitures may be restored if the participant is reemployed before accruing the later of (a) the number of years of service earned before termination of employment; or (b) five years after termination of employment, as defined in the Plan. For the years ended December 31, 2007 and 2006, employer contributions were reduced by $460,435 and $181,900, respectively, by forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed 10 years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (7.25% at December 31, 2007). Loans bear interest at rates ranging from 5% to 10.5% at December 31, 2007 and 2006 and mature between January 2008 and June 2014. There were no material loans in default outstanding at December 31, 2007 and 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts—Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, with respect to fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio (the “Fund”), which is provided as an investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits (see Notes 3 and 4).

Risks and Uncertainties—The Plan utilizes various investment instruments, including stocks, bonds, fixed-income securities and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157 — Fair Value Measurements, which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 will be applied prospectively. The statements provisions effective as of January 1, 2008, do not have a material effect on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. Management does not believe that the remaining provisions will have a material effect on the Plan’s financial statements when they become effective on January 1, 2009.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for the Fund which is stated at contract value. The Plan’s investments are valued at their quoted market price from national securities exchanges. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid. There were no outstanding payments allocated to the accounts of persons who have elected to withdraw from the Plan as of December 31, 2007 and 2006.

Expenses—Certain expenses such as loan fees and transaction costs are paid directly out of individual participant funds. All other expenses including administrative fees and audit fees are paid by the Company. Administrative expenses charged to the Plan are reflected in the accompanying statements of changes in net assets available for benefits.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2007 and 2006, are as follows:

	2007	2006
Conexant Common Stock Fund	$7,650,767	$17,106,376
Fidelity Contrafund	20,710,821	17,477,209
Fidelity Diversified International	29,920,032	25,065,736
Fidelity Mid-Cap Stock	13,118,732	13,505,245
Fidelity Freedom 2020	12,970,104	12,395,474
Fidelity Retirement Money Market	16,094,663	16,450,352
Spartan U.S. Equity Index	20,598,698	22,303,133
Fidelity Managed Income Portfolio (stable value)	15,579,066	18,626,557

The Plan’s investments appreciated (depreciated) in value (including gains and losses on investments held, bought and sold) during the years ended December 31, 2007 and 2006 as follows:

	2007	2006

Conexant Common Stock Fund	$(9,758,225)	$(1,073,106)
Skyworks Common Stock Fund	722,115	1,320,887
Mindspeed Common Stock Fund	(714,396)	(450,120)
Mutual funds and other investments	5,318,004	9,123,060

	$(4,432,502)	$8,920,721

The Fund holds investments in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties. A wrapper contract (or wrap or synthetic wrap) is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant net asset value and to protect the fund in extreme circumstances. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1.00 per unit; although there is no guarantee that the Fund will be able to maintain this value.

The Fund is presented at the estimated fair value, which has been determined based on the unit value of the Fund as of the close of the New York Stock Exchange, on the statements of net assets available for benefits and is adjusted to contract value to arrive at net assets available for benefits. The fair value equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrap rebid value was immaterial at December 31, 2007 and 2006, respectively.
4.	RECONCILIATON OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007

Net assets available for benefits per the financial statements	$216,282,727

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(167,486)

Net assets available for benefits per Form 5500	$216,115,241

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

2007

Net decrease in net assets available for benefits	$(4,904,001)

Less — Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,724

Net decrease in net assets per Form 5500	$(4,884,277)

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $5,937 and $9,360 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 9,217,792 and 8,385,478 shares, respectively, of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $21,667,854 and $24,149,355, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded no dividend income.

7.	LEGAL MATTER

In February 2005, the Company and certain of its current and former officers and the Company’s Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Company’s 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court for New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiff filed an amended complaint on August 11, 2005. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiff responded to the motion to dismiss on December 30, 2005, and the defendants’ reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. Plaintiff filed a notice of appeal on April 17, 2006. The appellate argument was held on April 19, 2007. On July 31, 2007 the United States Court of Appeals for the Third Circuit vacated the District Court’s order dismissing Graden’s complaint and remanded the case for further proceedings. On November 17, 2007, defendants filed a Renewed Motion to Dismiss in the U.S. District Court for New Jersey. Plaintiff filed his Opposition on February 8, 2008; and, defendants filed their Reply on March 10, 2008. On December 4, 2007 defendants also filed a petition for certiorari in the U.S. Supreme Court with respect to the Third Circuit Court of Apeals ruling, which petition was denied on March 3, 2008.

8.	SUBSEQUENT EVENTS

Effective December 31, 2007, the Plan no longer offered seven funds to plan participants, including: Conexant Systems Stock Fund, Skyworks Stock Fund, Mindspeed Stock Fund, Fidelity Magellan Fund, Fidelity Intermediate Government Income Fund, Ariel Fund and Oakmark Select Fund Class 1. The Company communicated the timing and discontinued funds to employees prior to the December 31, 2007 year end. Participants contributing to the discontinued funds through payroll deductions were encouraged to make an investment election change prior to December 31, 2007. In the event an allocation change was not made by a participant as of December 31, 2007, the contribution would automatically default to an assigned investment fund instead of the discontinued fund. If the participant did not elect to re-allocate a discontinued funds balance as of March 31, 2008, the balance of the discontinued fund was automatically transferred to the assigned default investment option except for the Conexant Systems Stock Fund which continues to contain discontinued fund balances that were not re-allocated.

Effective January 2, 2008, the Spartan Extended Market Index Fun Investor Class and the Pennsylvania Mutual Fund Investment Class were added to the Plan.

Effective January 2, 2008, share class for the Van Kampen Growth and Income Fund was changed from Class A shares to Class I shares.

On April 29, 2008, the Company announced that it signed a material definitive agreement to sell its Broadband Media Processing product lines to NXP Semiconductors. As a result of transaction, which is expected to close in July 2008, there will be a partial termination of the Plan. The Company estimates that 230 to 240 employees will become 100% vested and withdraw from the Plan as a result of the transaction. The Company believes that the transaction will not adversely affect the Plan.
******

SUPPLEMENTAL SCHEDULE

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor, or Similar	Rate of Interest, Collateral,	Current
	Party	Par, or Maturity Value	Value

	Cash and cash equilalents	Cash	$248,194
*	Conexant Common Stock Fund	Common Stock (9,217,791 shares)	7,650,767
	Skyworks Common Stock Fund	Common Stock (456,847 shares)	3,883,200
	Mindspeed Common Stock Fund	Common Stock (1,024,733 shares)	1,250,174
	Oakmark Select I	Mutual fund	2,551,802
	Baron Growth	Mutual fund	9,717,223
	Ariel Fund	Mutual fund	1,909,313
	VK Growth & Income Fund	Mutual fund	2,605,705
*	Fidelity Low Price Stock Fund	Mutual fund	5,491,563
*	Fidelity Growth Company	Mutual fund	6,909,831
*	Fidelity OTC Portfolio	Mutual fund	2,719,933
*	Fidelity Equity Income	Mutual fund	8,453,045
*	Fidelity Contrafund	Mutual fund	20,710,821
*	Fidelity Diversified international	Mutual fund	29,920,032
*	Fidelity Magellan	Mutual fund	8,032,041
*	Fidelity Mid-Cap Stock	Mutual fund	13,118,732
*	Fidelity Freedom Income	Mutual fund	978,548
*	Fidelity Freedom 2000	Mutual fund	607,098
*	Fidelity Freedom 2005	Mutual fund	67,974
*	Fidelity Freedom 2010	Mutual fund	3,395,692
*	Fidelity Freedom 2015	Mutual fund	737,010
*	Fidelity Freedom 2020	Mutual fund	12,970,104
*	Fidelity Freedom 2025	Mutual fund	1,109,255
*	Fidelity Freedom 2030	Mutual fund	6,046,311
*	Fidelity Freedom 2035	Mutual fund	519,979
*	Fidelity Freedom 2040	Mutual fund	1,376,270
*	Fidelity Freedom 2045	Mutual fund	32,630
*	Fidelity Freedom 2050	Mutual fund	199,853
*	Fidelity U.S. Bond Index	Mutual fund	7,337,779
*	Fidelity Intermediate Govt.	Mutual fund	2,406,801
*	Fidelity Retirement Money Market	Mutual fund	16,094,663
	Spartan U.S. Equity Index	Mutual fund	20,598,698
*	Fidelity Managed Income portfolio (stable value)	Common collective trust	15,411,580
*	Participant loans receivable	Bearing interest from 5.00% to 10.50% and maturing between January 2008 and June 2014	1,166,147

			$216,228,768

*	Identified as a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Date: June 30, 2008	By:	/s/ Karen Roscher
Karen Roscher
Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee